3-1-02

02026551

1066118

0-28578

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
MAR 27 2002
070

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

PROCESSED
APR 05 2002
THOMSON FINANCIAL
P

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K two press releases dated March 25, 2002, announcing (i) that Dassault Systemes and IBM have established a partnership with IHI to foster 3D PLM for shipbuilding, and (ii) that Lockheed Martin Aeronautics has selected Dassault Systemes and IBM for the joint strike fighter program.

Dassault Systemes and IBM Establish Partnership With IHI to Foster 3D PLM for Shipbuilding

Suresnes (France) and Tokyo (Japan) – March 25, 2002 – Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY. PA) and IBM today announced that Ishikawajima-Harima Heavy Industries Co. Ltd (IHI), a major Japanese shipbuilder and world leader in building merchant ships such as tankers and container ships, has signed an agreement with Dassault Systemes and IBM Product Lifecycle Management around 3D PLM (Product Lifecycle Management) for shipbuilding.

3D PLM solutions based on V5 architecture, developed by Dassault Systemes and marketed by IBM worldwide, are setting future industry standards which help shipbuilding companies reduce the development time as well as further improve their products. As part of the partnership, IBM and Dassault Systemes will integrate their 3D PLM technologies with IHI's specific industry know-how in order to promote the modernization of shipbuilding, one of the core industries in Asia. Services and support will be provided by IBM and IBM's business partners. Dassault Systemes', IBM's and IHI's implementation of the 3D PLM solutions will start in 2002, and the full deployment is expected to be operational in 2004/2005.

3D PLM for shipbuilding is a natural evolution of product design technologies deployed within other manufacturing industries. Most of these technologies, validated by other transportation sectors such as rail, automotive and aerospace, can be reused by the shipbuilding industry. By working with major shipbuilders such as IHI, and with their recent alliances with naval, marine education and commercial shipbuilding businesses, IBM and Dassault Systemes are moving to the forefront of state-of-the-art shipbuilding technology.

Now, IHI is using "Ajisai", its own internally developed 3D CAD system, as a product model creation tool from the design to the production stage, and was using CATIA V5 for conceptual ship design. The company highly praised CATIA V5's flexibility and data compatibility and its participation in this project has for perspective data compatibility with this "Ajisai". Dassault Systemes, IBM and IHI will work together to integrate the complete 3D PLM solution set along with IHI's know-how concerning the management of attributes specific to the shipbuilding CAD, which is highly complex.

Under this partnership, IHI will create a project team which will collaborate with Dassault Systemes and specialized IBM shipbuilding teams, as well as with IBM's business partners, in order to establish new methodologies to fully exploit the power of 3D PLM. IHI will also define and evaluate the specific needs of the ship design process.

John MacKrell, Shipbuilding analyst, CIMdata, said, *"Shipbuilders are turning to IBM solutions because of increasing international competition and the necessity to build more value-added, sophisticated ships. To accomplish this, shipbuilders are, in large numbers, migrating to a 3D conception and design environment, and thus are eager to implement offerings such as the blend of technology and best practices provided by IBM and Dassault Systemes. These two companies working in a long-established partnership have stepped forward to make a real commitment to the shipbuilding industry."*

Kiyoshi Nagai, IHI Shipbuilding Offshore, Senior Technical Director, said, *"The key words of this partnership are openness and compatibility. In order to reform the current shipbuilding industry activities and develop new ones for the 21st century, achieving information sharing and concurrent engineering is crucial, and we also need to combine our customers' satisfaction without having unduly increased costs. To pave our way towards this challenge, we decided to join Dassault Systemes' and IBM's project, to contribute our long experience and know-how, and hope to build a broader ranging and better system."*

"We are honored that IHI, leader of the world's shipbuilding market, decided to join us in our project. This partnership with IHI is especially meaningful regarding their experience in in-house development, and expresses Dassault Systemes' will to promote the development of shipbuilding applications, and our continuous commitment towards the shipbuilding industry," said Dassault Systemes' Executive Committee Advisor, Francis Bernard.

Raoul Van Engelshoven, Manager of IBM Product Lifecycle Management – Asia Pacific, said, *"The fact that the IBM Product Lifecycle Management Solutions have been selected by IHI for this partnership demonstrates the true leadership and pervasiveness of our technologies within the shipbuilding industry. When adding our demonstrated capabilities in supporting strategic new transformations by exploiting these advanced technologies, we are confident we can offer a platform through which IHI will further strengthen its competitive leadership position in this global industry."*

###

About IHI
IHI was founded in 1853 as Ishikawajima Shipyard, and started its business with shipbuilding. Throughout more that 140 years, its activities grew in diversified, from bridge engineering and plants to special facilities. Its consolidated sales amount for 2000 were 1114 billion and 100 million yen. The group possesses 16 plants in Japan, 34 branches and offices, and 11,842 employees. IHI Shipbuilding & Offshore is the world leader regarding next generation double hull large tankers and large container vessels, and launched a lot of large container vessels in the world. The company builds SPB system LNG vessels, ultra slender type super-high speed ferries, luxury cruisers and weather ships, patrol boats, support vessels, etc. They also produce various offshore structures and working ships.
For more information, consult www.ihi.co.jp

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies.
The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital *manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive,* collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and *services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-*based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com

About 3D PLM

Dassault Systemes is the premier global 3D PLM solutions provider. 3D PLM enables customers to optimize their business ***Processes*** for Engineering, Manufacturing, Maintenance & Support, using ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, share and reuse ***Knowledge*** all along the Product lifecycle. The open ***CAA V5*** *(Component Application Architecture)* allows extension and integration of this solution within multiple enterprise environments.

IBM Press Contacts:	Dassault Systemes Press Contacts:	Dassault Systemes Investor Contacts:
Jennifer Feller +33 1 41 88 61 89 jennyfeller@fr.ibm.com	Anthony Maréchal + 33 1 55 49 84 21 anthony_marechal@ds -fr.com Akemi Bryan + 88 3 5442 4050 akemi_bryan@ds-jp.com	Jean-Benoit Roquette/Nicole Curtin **Press**: Nelly Dimey **Morgen-Walke Europe** +33 1 47 03 68 10

Lockheed Martin Aeronautics Company Selects Dassault Systemes and IBM for the Joint Strike Fighter Program

Number One Defense Contractor Deploys IBM Engineering Workstations and Product Lifecycle Management Solutions

Fort Worth, Texas and Paris, France, March 25, 2002 - Lockheed Martin Aeronautics Company announced today that it has selected Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and IBM for Product Lifecycle Management (PLM) solutions and services, including CATIA and DELMIA software and implementation as well as training and integration services. In addition, the IBM IntelliStation workstations were selected as the single preferred systems for UNIX and Intel-based design environments. This marks a milestone in a strategic relationship between the three companies during which IBM and Dassault Systemes will offer Lockheed computer-based development tools and processes for the next generation advanced military aircraft, the Joint Strike Fighter (JSF).

Lockheed Martin has set aggressive goals for reducing product cost, development time, and manufacturing and product support span times to gain a significant competitive advantage in worldwide aircraft manufacturing, modification and maintenance. Within the JSF (F-35) program, the JSF team will meet these goals by integrating the design and manufacturing environments using Dassault Systemes' CATIA and DELMIA Solutions. IBM and Dassault Systemes will support the Lockheed Martin Virtual Development Environment, enabling first-time computer-assisted construction of a jet, by providing key capabilities based on Dassault Systemes' computer-aided design and manufacturing software.

"*The Virtual Development Environment is one of the ways Lockheed Martin is making advances in product development, with primary focus on affordability and reduction of technical risks to meet customer requirements*," explained Charla Wise, vice president of Engineering at Lockheed Martin Aeronautics Co. headquartered in Fort Worth, Texas. "*It will allow our engineers to simulate every aspect of aircraft design, support and manufacture before tools and parts are actually created. By improving designs early in the development stage, we can significantly reduce cycle times and costs while achieving unparalleled levels of quality.*"

Wise said the partnership would enable the JSF team to accelerate infrastructure and technology solutions, which is one of the key processes and initiatives helping to achieve the company's business objectives.

"*This alliance shows commitment on the part of IBM and Dassault Systemes to support our strategy of integrating the best tools into our Virtual Design Environment, resulting in reduced integration costs for Lockheed Martin*," said Mark Peden, vice president of Information Systems and Technology. "In addition, moving to standardized hardware will result in considerable acquisition and support cost savings over the next three years."

"*Next-generation products require next-generation business processes*," said Ed Petrozelli, general manager, IBM Product Lifecycle Management. "*IBM solutions leveraging the advanced functionality of CATIA help Lockheed Martin collaborate with its value chain on a level of sophistication and product intimacy commensurate with its now-proven JSF concept. The synergy and optimization between IBM and Dassault Systemes development laboratories is certainly reflected in our workstation performance and should advance the information technology strategies across Aeronautics.*"

"*With CATIA and DELMIA, Lockheed Martin will exploit the industry's most complete and sophisticated technologies,*" said Philippe Forestier, executive vice president, Sales & Marketing, Dassault Systemes. *"Best practices process-optimization tools and dedicated aerospace functionality will enhance partner collaboration and facilitate new levels of competitive advantage required by the Lockheed Martin JSF team."*

Lockheed Martin has been chosen as the sole prime contractor for the JSF program to build the next generation fighter for both the United States and United Kingdom. This is the largest Government contract ever awarded to date by the Pentagon.

###

About Lockheed Martin
Lockheed Martin is developing the JSF in conjunction with its principal partners, Northrop Grumman and BAE SYSTEMS. Lockheed Martin Aeronautics Co. is a leader in the design, development, systems integration, production and support of advanced military aircraft and related technologies. Its customers include the military services of the United States and allied countries throughout the world. Products include the F-16, F-22, F-35 JSF, F-117, C-5, C-27J, C-130, P-3 and U-2.
For more information, please visit www.lmaeronautics.com

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies.
For more information about IBM, please visit the IBM home page at http://www.ibm.com

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

About 3D PLM
Dassault Systemes is the premier global 3D PLM solutions provider. 3D PLM enables customers to optimize their business ***Processes*** for Engineering, Manufacturing, Maintenance & Support, using ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With

PPR, companies can capture, share and reuse ***Knowledge*** all along the Product lifecycle. The open ***CAA V5*** *(Component Application Architecture)* allows extension and integration of this solution within multiple enterprise environments.

Lockheed Martin
Press Contact:

John Smith
+1 817-763-4084
john.a1.smith@lmco.com

IBM
Press Contacts:

Jennifer Feller
+33 1 41 88 61 89
jennyfeller@fr.ibm.com

Elliot Luber
+1 914-642-4813
eluber@us.ibm.com

Dassault Systemes
Press Contact:

Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes
Investor Contacts:

Jean-Benoit Roquette/Nicole Curtin
Press: Nelly Dimey
Morgen-Walke Europe
+33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 25, 2002

By: ____________________
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration